Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)
201-2067 Cadboro Bay Rd.
Victoria, British Columbia
Canada, V8R 5G4

Item 2:	Date of Material Change

June 26, 2023

Item 3:	News Release

A news release announcing the material change was issued on June 26, 2023 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On June 26, 2023, the Company announced positive results from its Phase 2b clinical trial of EP-104IAR for pain associated with knee osteoarthritis (“OA”). EP-104IAR met its primary endpoint with a clinically meaningful and statistically significant (p=0.004) improvement over vehicle-placebo in WOMAC Pain at 12 weeks.

Item 5.1:	Full Description of Material Change

On June 26, 2023, the Company announced positive results from its Phase 2b clinical trial of EP-104IAR for pain associated with knee OA. EP-104IAR met its primary endpoint with a clinically meaningful and statistically significant (p=0.004) improvement over vehicle-placebo in WOMAC Pain at 12 weeks.

EP-104IAR also showed statistically significant improvement over placebo at 12 weeks in three of four secondary endpoints: WOMAC Function (p=0.014), OMERACT-OARSI strict responders (p=0.011) and Area Under the Curve (AUC) for WOMAC Pain (p<0.001). Importantly, statistical significance with OMERACTOARSI strict responders to 15 weeks and AUC for WOMAC Pain to 24 weeks was also seen in the Phase 2b study, highlighting a strong and durable response. The secondary endpoint of the difference in change from baseline in the WOMAC Pain subscale at 24 weeks was not met, delivering statistical significance to 14 weeks.

The Company also performed pre-specified analyses in the moderate sub-population which comprised 68% of the study population (n=214). Statistically significant efficacy was seen for WOMAC Pain (17 weeks) and OMERACT-OARSI strict responders (22 weeks). Additionally, 40% of moderate patients achieved near complete pain relief (WOMAC Pain score of ≤2) which was statistically significant for 22 weeks.

EP-104IAR was well tolerated, with adverse events similar to placebo, and no withdrawals due to drug side effects. Changes in cortisol were minimal and transient and there were no differences in blood glucose levels between treatment groups, including diabetics. The Company believes these safety data and the observed pharmacokinetic profile support the Company’s goal of developing a product that can be used for repeat and bilateral dosing, and in certain at-risk populations.

Based on these compelling results, the Company intends to aggressively pursue its Phase 3 development program. The Company’s recently granted Fast Track designation from the FDA for EP-104IAR recognizes the significant unmet medical need in this prevalent disease.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Bruce Cousins, President and Chief Financial Officer of the Company at 250-590-3968.

Item 9:	Date of Report

June 27, 2023.